FOR IMMEDIATE RELEASE	NEWS RELEASE
CanAlaska Announces Management Changes.

Vancouver, Canada, August 13th, 2012 - CanAlaska Uranium Ltd. (TSX – CVV) (“CanAlaska” or the “Company”) at the request of the CEO has restructured its management contracts and administration and corporate development team. The company has moved to contract secretarial services and removed the position of business manager and of VP Corporate Development. Mr Emil Fung, who held the latter position remains as a board member of the Company.   Ms Dianne Szigety of Publico Services Corp. has been hired as Corporate Secretary.  Ms Szigety has over 25 years’ experience in the securities industry and since 1994 has offered regulatory filing solutions and legal assistant consulting services to both public and private companies. Ms. Szigety was recently admitted as a Fellow of the Institute of Chartered Secretaries and Administrators (FCIS) and she is a member of the Canadian Society of Corporate Secretaries. Previously, Ms. Szigety was a senior legal assistant in the corporate securities department of Campney & Murphy, Barristers & Solicitors, in Vancouver, BC. Ms. Szigety is a director and/or officer of several publicly-listed and private companies. Ms Szigety replaced Ms Frances Petryshen at the termination of her contract.

President and CEO Peter Dasler and VP Exploration Dr Karl Schimann are continuing with the Company on reduced contracts.  The company has granted 150,000 incentive stock options to purchase common shares at a price of $0.25 per share to officers of the Company, for a five years, in accordance with its Stock Option Plan.

President Peter Dasler commented:  “Emil made many valuable contributions to the company, and strongly supported our Asian financing efforts.  The slowdown in uranium exploration interest since Fukushima has unfortunately caused the company to focus to reduce its overall expenditures and find new alternatives to approaching the Asian market.  Frances also provided strong service to the company, and is handing over a well organized portfolio to Dianne. We wish her best wishes in her new business ventures.”

Peter Dasler, M.Sc., P Geo. is the qualified technical person responsible for this news release.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX, CVVUF -- OTCBB, DH7F -- Frankfurt) is undertaking uranium exploration in twenty one uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium".  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date,

CanAlaska has expended over Cdn$75 million exploring its properties and has delineated multiple uranium targets.
For more information, visit www.canalaska.com

On behalf of the Board of Directors	Contact:
Peter Dasler, President and CEO.
Tel: +1.604.688.3211 x318
Email: info@canalaska.com

Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd.
The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 1	Aug 13th, 2012